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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                          Commission File Number 1-5978

                           NOTIFICATION OF LATE FILING


(check one):  [ ]  Form 10-K   [ ]  Form 20-F   [ ]  Form 11-K
              [X]  Form 10-Q   [ ]  Form N-SAR

For the Period Ended:     December 31, 2000
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[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:     Not applicable
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Exhibits and exhibit index on Form 10-Q
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PART I - REGISTRANT INFORMATION

Full Name of Registrant:       SIFCO Industries, Inc. and Subsidiaries
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Address of Principal Executive Office (Street and Number):  970 East 64th Street
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City, State and Zip Code:      Cleveland, Ohio 44103
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PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report , semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or, Form N-SAR, or portion thereof, will be filed on or before the fifteenth
    [X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the serious illness and death of the Company's Chief Executive Officer's father, who also is a member of the Company's Board of Directors, the Company is unable to provide certain agreements as exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2000.

The Company will file timely its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2000 without the required exhibits. The Company does intend to file an amended Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2000 with the required exhibits no later than the fifth calendar day following the prescribed due date, as contemplated by Rule 12b-25(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Frank A. Cappello         (216)                     881-8600
              (Name)            (Area Code)             (Telephone Number)


(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). [X]  Yes                 [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by earnings statement to be included in the subject report or portion thereof?
                    [ ]  Yes                 [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     SIFCO Industries, Inc. and Subsidiaries
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February 14, 2001
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By:  /s/ Frank A. Cappello
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     Frank A. Cappello
     Vice President - Finance
     (Principal Accounting Officer)